

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

May 16, 2008

Mr. Robert B. Dimond
Chief Financial Officer
Nash-Finch Company
7600 France Avenue South
Minneapolis, Minnesota 55440

      Re: Nash-Finch Company
                Form 10-K for Fiscal Year Ended December 29, 2007
                Filed March 3, 2008
                Form 10-Q for Quarter Ended March 22, 2008
                Filed April 24, 2008
                File No. 0-00785

Dear Mr. Dimond:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

Item 7. Management's Discussion and Analysis, page 22

Results of Operations, page 23

1.   Please tell us what consideration you gave to providing a segmental analysis of
        results of operations below sales. To the extent that a reportable segment
        contributes, or is expected to contribute in the future, in a materially
        disproportionate way to your profitability, we believe that you should provide a
        segmental analysis of your measure of segmental profit or loss. For example,
        based on your disclosures in Note 18, it appears that your consolidated earnings
        from continuing operations before income taxes and cumulative effect of a change
        in accounting principle increased from 2006 to 2007 primarily due to higher
        segment profit at your food distribution segment and lower expenses for your
        unallocated corporate overhead, but these changes do not appear to be explained
        in your current MD&A narrative. Additionally, we assume that you may be
        experiencing increased costs for food and fuel due to the current economic
        environment, and it is unclear to us that these would equally impact all of your
        segments, or that you would be able to equally pass along any increased costs to
        your customers. We remind you that the primary objectives of MD&A include
        providing your investors with information about known trends and uncertainties
        that are having a material effect on your results and explaining management's
        view of the implications and significance of the underlying factors causing these
        trends so that readers can ascertain the likelihood that past performance is
        indicative of future performance, and it is unclear to us that your current
        presentation achieves these objectives. Refer to Item 303 of Regulation S-K and
        to Section III of our Release No. 33-8350, available on our website at
        www.sec.gov/rules/interp/33-8350.htm. If you propose to expand your segmental
        analysis of results of operations in future filings, please show us what such
        changes would look like.

2.   We note from your Schedule II – Valuation and Qualifying Accounts seen on
        page 90 that you had a significant reversal of your allowance for doubtful
        accounts in 2007. Please tell us which line item on your statement of income
        contains this reversal, and tell us how you determined you did not need to discuss
        this reversal in your analysis of results.

Liquidity and Capital Resources, page 27

3.   We note your analysis of cash flows at the top of page 28. Please ensure that you
        provide your investors with insight from management as to why significant
        changes occurred in your cash flows, particularly for your operating cash flows.
        In this regard, it appears from your statement of cash flows that you had a
        significant increase in deferred taxes during 2007 as compared to very small
        increases in deferred taxes in prior years, and it is unclear why this occurred. It
        also appears that you had a significant decrease in accounts payable in 2006, as
        compared to very small fluctuations in 2005 and 2007, and it is unclear why this
        occurred. Additionally, we note that your analysis of cash flows within your
        Form 10-Q for the period ended March 22, 2008 does not appear to provide any
        explanations for why significant changes occurred in your operating cash flows.
        We remind you that your analysis of cash flows should provide your readers with
        context within which they can better understand your financial statements. Refer
        to Section IV of our Release No. 33-8350.

Critical Accounting Policies, page 34

4.   We note your discussion on page 36 concerning testing goodwill for impairment
        and have the following comments:

        •   Given that goodwill comprises a significant amount of your total assets,
            please expand your critical accounting policy for goodwill to focus on the
            assumptions and uncertainties that underlie your goodwill impairment testing,
            such as better explaining how you arrive at your estimates of fair value, how
            accurate such estimates have been in the past, how much the estimates have
            changed in the past, and whether such estimates are reasonably likely to
            change in the future. Refer to Section V of our Release No. 33-8350.
        •   You should also quantify the sensitivity of your estimates to change, based on
            other outcomes that are reasonably likely to occur and would have a material
            effect on your financial statements.
        •   Finally, please disclose whether your reporting units are the same as your
            reportable segments or whether they exist at a lower level. To the extent that
            any of your reporting units are more susceptible than others to the current
            economic slow-down such that they are more likely to become impaired in the
            future, you should disclose this as part of providing your readers with a view
            of the company through the eyes of management. For example, we note that
            goodwill related to your retail segment was impaired in 2006, but it is unclear
            from your current disclosures whether this segment is more susceptible than
            the others to future impairments.

Financial Statements

Consolidated Statements of Cash Flows, page 43

5.   Please explain to us how your presentation of discontinued operations within your statement of cash flows complies with SFAS 95. Specifically, please tell us whether your discontinued operations line item solely represents operating activities or whether you have combined operating, investing, and/or financing activities into the single line item that you currently present. If necessary, please revise future filings to separately present discontinued operations' cash flows for operating activities, investing activities, and financing activities.

Note 1 – Summary of Significant Accounting Policies, page 45

Revenue Recognition, page 45

6.   We note that you recognize revenue for the food distribution and military segments upon delivery of the product which is typically the same day the product is shipped. We also note that revenues for the retail segment are recognized at the point of sale. Please expand your disclosure in future filings to clarify how you have satisfied each of the criteria identified in SAB Topic 13 (as they apply to each segment) to recognize revenue. With regard to the military segment, we note from your disclosure beginning on page 4 of your filing that you are a distributor for the Defense Commissary Agency. In your expanded disclosure, please describe your role in more detail and clarify the point at which you recognize revenue for orders placed by the Defense Commissary Agency pertaining to both domestic and overseas commissaries. Please provide us with the modified disclosures that you propose to include in future filings.

Reserves for Self-Insurance, page 47

7.   We read that you have purchased stop-loss coverage to limit your exposure on a per claim basis. Please quantify, either here or another appropriate place in your footnotes, any limits to your exposure that are provided by this stop-loss coverage, as we believe this is important information to help your investors understand the potential liabilities associated with your self-insurance.

New Accounting Standards, page 50

8.   We note your discussion at the top of page 51 concerning the proposed FSP APB 14-a, and we read that if this FSP is adopted, it could have a significant impact on your financial statements. We refer you to FSP APB 14-1, which was recently adopted by the FASB. Please confirm to us that you will carefully assess the

impact of this new guidance on your financial statements, and that you will disclose to your investors the expected impact of this new guidance in accordance with SAB Topic 11:M.

Note 10 – Share-Based Compensation Plans, page 60

9.   We note your disclosures concerning stock-based compensation and have the following comments:

- We read on page 62 that subsequent to year end, you amended the 2006 and 2007 LTIP plans to remove the participants' option to receive award payouts in cash. Please tell us how you accounted for these LTIP plans at December 29, 2007. Also tell us whether the 2008 amendments modified the currently outstanding awards or only affected new awards. If these amendments modified the currently outstanding awards, please tell us how you accounted for such modifications.
- Please tell us whether the 2005, 2006 and 2007 LTIP plans are classified as liabilities or equity on your balance sheet seen on page 42. If any of these are classified as equity, please explain to us how you determined such classification was appropriate under SFAS 123R.
- We read at the top of page 63 that you replaced a previous grant of performance units to Mr. Covington with a new grant of RSU's in February 2007. Please quantify for us the impact this replacement award had on your financial statements.
- Please tell us how you considered disclosing the above information to your investors.

Note 15 – Commitments and Contingencies, page 68

10.   We note your disclosure of several litigation proceedings, including two that may be near conclusion. Please update us on the status of these proceedings. In future filings, including your Forms 10-Q, please expand your disclosures to clarify whether you have provided reserves in connection with these proceedings. Additionally, please ensure your disclosure includes all of the requirements under paragraphs 8-10 of FAS 5. Specifically ensure your disclosure includes an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Note 17 – Pension and Other Post-Retirement Benefits, page 71

11.   We read on page 75 that your expected return assumption was reviewed by external consultants. We believe that this reference to an expert may appear to transfer some of the responsibility for your expected return assumption to the consultants, and therefore, if you wish to continue to refer to such experts in your Exchange Act filings, you should name the experts. Additionally, as this Form 10-K appears to be incorporated by reference into several registration statements, it is unclear to us how your reference to this expert complies with Rule 436 of Regulation C. If you wish to continue to refer to these consultants in future filings, please explain to us in detail how such references comply with Rule 436 of Regulation C.

Item 9A. Controls and Procedures, page 82

12.   We note that you state your disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers also concluded that your disclosure controls and procedures are also effective at the reasonable assurance level to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). In the alternative, you may conclude that your disclosure controls and procedures are "effective" at the reasonable assurance level or "ineffective" without providing any part of the definition of disclosure controls and procedures.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief